# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core Scientific, Inc., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 01/15/2026
Amends the filing with accession number 0001315863-25-000581
Filed by CIK 0001823138
Persons authorized to receive notices and communications: John O'Callaghan, Two Seas Capital LP, 32 Elm Place, 3rd Floor, Rye, New York (NY), 10580, (914) 690-8253

## Reporting persons
- Two Seas Capital LP (CIK 0001823138): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 22,472,467; shared voting power 0; sole dispositive power 22,472,467; shared dispositive power 0; aggregate amount beneficially owned 22,472,467 (7.2% of the class)
- Two Seas Capital GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 22,472,467; shared voting power 0; sole dispositive power 22,472,467; shared dispositive power 0; aggregate amount beneficially owned 22,472,467 (7.2% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 22,472,467; shared voting power 0; sole dispositive power 22,472,467; shared dispositive power 0; aggregate amount beneficially owned 22,472,467 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, Dover, Delaware (DE), 19904

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the 2,522,528 shares of Common Stock directly held by the Strategic Fund reported herein was approximately $33,916,799.98. The aggregate purchase price of the 14,265,885 shares of Common Stock, 50,776 options to purchase Common Stock and 313,646 warrants directly held by the Global Fund reported herein was approximately $163,674,551.04. The aggregate purchase price of the 292,808 shares of Common Stock directly held by the Accounts reported herein was approximately $4,591,194.40. Further, the securities of the Issuer directly held by the Funds and Accounts were purchased with the working capital of the Funds and Accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such securities because they believed that such securities, when purchased, represented an attractive investment opportunity.

The Reporting Persons may have discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations may cover a range of issues, including the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, may endeavor (i) to increase or decrease the Funds' and Accounts' positions in the Issuer through, among other things, the purchase or sale of the shares of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into such securities, or are based upon or relate to the value of such securities or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the shares of Common Stock or other Securities without affecting the Reporting Persons' beneficial ownership of the Common Stock or other Securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of the Reporting Persons may be deemed to beneficially own 22,472,467 shares of Common Stock of the Issuer, which includes 313,646 shares of Common Stock issuable upon exercise of warrants and options to purchase 5,077,600 shares of Common Stock. Such amount of beneficial ownership represents approximately 7.2% of the shares of Common Stock outstanding, based on 310,061,300 shares of Common Stock outstanding as of October 20, 2025, based on information disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on October 24, 2025, plus 313,646 shares of Common Stock issuable upon the exercise of warrants held by the Funds. The Funds and Accounts have delegated to TSC sole voting and investment power over the securities held by the Funds and Accounts pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Funds and Accounts. The Funds and Accounts specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.

The options to purchase Common Stock consist of options to purchase 5,077,600 shares of Common Stock held by the Global Fund with an exercise price of $17 that expire on February 20, 2026. The Global Fund also has sold options to purchase 1,101,200 shares of Common Stock with an exercise price of $23 that expire on February 20, 2026, and has sold options to purchase 3,577,600 shares of Common Stock with an exercise price of $22 per share that expire on February 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Transactions by the Reporting Persons (on behalf of the Funds and Accounts) effected since the previous amendment to Schedule 13D was filed with the SEC on December 18, 2025, are set forth in Exhibit 99.1 and such information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference. All securities reported in this Schedule 13D are directly held by the Funds and Accounts, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds and Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective Funds or Accounts in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds or Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Item 5 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Transactions Effected by the Reporting Persons (on Behalf of the Funds and Accounts) Following December 18, 2025.

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi/Managing Member of Two Seas Capital GP LLC, its general partner (01/20/2026)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi/Managing Member (01/20/2026)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi/Self (01/20/2026)